GREEN DRAGON WOOD PRODUCTS, INC.
Unit 312, 3rd Floor, New East Ocean Centre
9 Science Museum Road
Lowloon, Hong Kong

August 22, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Kevin Stertzel – Staff Attorney

Re:	Green Dragon Wood Products, Inc.
Form 10-K for Fiscal Year Ended March 31, 2011
Filed July 15, 2011
Form 10-K/A for Fiscal Year End March 13, 2010
Filed July 15, 2011
Form 10-Q/A for Fiscal Quarter Ended December 31, 2010
Filed July 15, 2011
Response Letter Dated July 15, 2011
File No. 0-53379

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Securities and Exchange Commission (“Commission”) as set forth in a comment letter dated August 4, 2011 (the "Comment Letter") relating to the Form 10-K for the fiscal year ended March 31, 2011 (“2011 Form 10-K”), the Form 10-K/A for the fiscal year ended March 31, 2010 (the “2010 Form 10-K”) and the Form 10-Q/A for the fiscal quarter ended December 31, 2010 (the “December 2010 10-Q”) of Green Dragon Wood Products, Inc. (the "Company"). The answers set forth herein refer to each of the Staff’s comments by number.

Form 10-K/A for the Fiscal Year Ended March 31, 2010

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 26

1.
As revised, your definition of disclosure controls and procedures does not conform to the definition of disclosure controls and procedures as set forth in Exchange Act Rules 13a-15(e) and 15d-15(e).  Please confirm to us, if true, that your evaluation of disclosure controls and procedures is based on the entire definition of disclosure controls and procedures as set forth in Exchange Act Rules 13a-15(e) and 15d-15(e).  Additionally, if you define disclosure controls and procedures in future filings, please include the entire definition of disclosure controls and procedures as set forth in Exchange Act Rules 13a-15(e) and 15d-15(e).  Please note that the definition comprises two sentences.  This comment also applies to your Form 10-Q for the fiscal quarter ended December 31, 2010 and your Form 10-K for the fiscal year ended March 31, 2011.

Securities and Exchange Commission

August 22, 2011

Response

The Company acknowledges the Staff’s comment and confirms that its evaluation of its disclosure controls and procedures for the 2011 Form 10-K, the 2010 Form 10-K and the December 2010 Form 10-Q is based on the entire definition of disclosure controls and procedures as set forth in Exchange Act Rules 13a-15(e) and 15d-15(e).  The Company further confirms it will update its future filings accordingly

Management’s Report on Internal Control over Financial Reporting

Management’s Remediation Plan, page 26

2.
You describe remediation initiatives you have “already implemented.”  With a view toward future disclosure, please tell us which remediation initiatives you have already implemented, and tell us when you implemented them.  In this regard, we note your disclosure that there have been no changes in your internal control over financial reporting during the last fiscal quarter. This comment also applies to your Form 10-Q for the fiscal quarter ended December 31, 2010 and your Form 10-K for the fiscal year ended March 31, 2011.

Response

The Company advises the Staff that on July 12, 2011,  it hired Michael T. Studer CPA P.C., a U.S. based PCAOB registered accounting firm (the “Studer Group”), to assist with the preparation of the Company’s financial statements which are included in Company’s periodic reports filed with the Commission.  The Studer Group specializes in the compilation, review and audit of financial statements of public companies in the United States and current has over 40 clients operating from all over the world engaged in a diversity of industries.

Code of Ethics, page 28

3.
In your response to comment two of our letter dated April 29, 2011, you undertook to post the code of ethics to your website by June 15, 2011.  However, we are still unable to locate the code of ethics on your website.  Please advise.

Response

The Company acknowledges the Staff’s comment and advises the Staff that the Company’s Code of Business Conduct and Ethics can be found at http://www.greendragon.com/hk/company.htm.

Securities and Exchange Commission

August 22, 2011

Form 10-K for the Fiscal Year Ended March 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

For the Year Ended March 31, 2011 as Compared to the Year Ended March 31, 2010

Revenue, page 23

4.
With a view toward improved disclosure in future filings, please tell us the extent to which the increase in income is attributable to an increase in overall demand from existing customers and the extent to which the increase in income is attributable to the introduction of new European customers.  Refer to Item 303(a)(3) of Regulation S-K.

Response

The increase in income is attributable to an increasing demand from existing customers located in the mainland China and United Arab Emirates. Among the period of rapid economic growth in these two countries, the markets for wooden materials generally used in furniture, flooring, furnishing and building materials become significantly demanding.

Controls and Procedures.

Management’s Remediation Plan, page 31

5.
In future filings, please expand your discussion of your remediation efforts to investors to discuss the actions you have taken in carrying out the remediation plan, and the then current status of your efforts.  Similarly, your audit committee financial expert disclosure on page 33 should disclose the then current status of your search for an audit committee financial expert.

Response

The Company acknowledges the Staff’s comment and will update its future filings accordingly.

Directors, Executive Officers and Corporate Governance, page 31

6.
You state that there are no family relationships between your directors or executive officers.  However, your disclosures indicate that Ms. Law is the mother of Mr. Lee.  Please revise your disclosure accordingly in future filings to correct this apparent inconsistency.

Response

The Company acknowledges the Staff’s comment and will update its future filings accordingly.

Securities and Exchange Commission

August 22, 2011

7.
It does not appear that you have added any disclosure in this section in response to comment 21 of our letter dated February 24, 2011.   In future filings, please discuss the specific experience, qualifications, attributes, or skills that qualify your directors to serve as such.  Additionally, please include disclosure, if applicable, of Ms. Law’s business experience during the past five years.  Refer to Item 401(c) of Regulation S-K.

Response

The Company acknowledges the Staff’s comment and will update its future filings accordingly.

Financial Statements

Concentrations of Risk, page F 19

8.
In your current filings and in prior correspondence to us, you stated that amounts under the tri-party agreement are set-off in accordance with the provisions of ASC 210-20-45.  However, in your current disclosures related to this agreement you state “in any event if Party B is not reimbursed by Customer A, we are responsible to chase Customer A for the settlement under the legal obligation among the sales contracts.  Meanwhile, we are legally liable to repay the accounts payable to Party B under the purchase contract.”  Based on your current disclosures, please explain to us why you believe that the tri-party agreement provides a right of setoff that is enforceable at law as required by ASC 210-20-45.

Response

We believe that the tri-party agreement provides a right of setoff that is enforceable at law under the PRC legal jurisdiction. We have consulted with a qualified PRC legal counsel and it is advised that the tri-party agreement is valid, legally binding on all contracting parties under the PRC laws and is enforceable in accordance with its terms.

We hereby acknowledge the following:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

****
If you have any further comments and/or questions, please contact the undersigned at (011-852) 2482-5168 or Richard A. Friedman, Esq. at Sichenzia Ross Friedman Ference LLP at (212) 930-9700.

Very truly yours,

By:	/s/ Kwok Leung Lee
Kwok Leung Lee
President

cc:           Richard A. Friedman, Sichenzia Ross Friedman Ference, LLP

4